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                                                                    Exhibit 99.2

                               [LOGO]AmeriCredit



                       AMERICREDIT REVISES OPERATING PLAN
                  TO PRESERVE AND STRENGTHEN LIQUIDITY POSITION
             Plan includes reduced loan volume and job eliminations

FORT WORTH, Texas (Feb. 12, 2003) -- AmeriCredit Corp. (NYSE:ACF) has announced its revised operating plan in an effort to preserve and strengthen its capital and liquidity position in light of the difficult business environment. This plan, which has been approved by the Company's board of directors, includes revised loan origination targets and expense reductions. The objective of the plan is to position AmeriCredit to generate positive cash flow by the June 2003 quarter and build its liquidity thereafter.

The Company's operating plan includes the following:

  o Reducing loan origination volume to approximately $750 million per quarter by June 2003; origination levels will continue to fluctuate seasonally.

  o Reducing operating expenses by eliminating approximately 20% of its workforce by the end of February, including the closing/consolidation of about 60% of its branch offices.

  o Taking a $40 - $50 million charge for the workforce reduction, including severance benefits and branch closing costs.

  o Reiterating the previous outlook for annualized credit losses to be in the 7% range for the first half of calendar year 2003 before declining to the 6% range.

  o Assuming an increase in the credit enhancement required in future securitizations from the current 12% level to the mid-teens. The Company anticipates an upfront deposit of 9 - 10%.

  o Assuming all cash receipts from FSA-insured transactions are delayed through mid-2004 because the Company expects some trusts to breach performance triggers in 2003.

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AmeriCredit's cash sources for calendar year 2003 will include: 1) excess spread on loans pending securitization, 2) cash distributions from non-FSA-insured trusts, and 3) servicing and other fees from securitized loans, including FSA-insured trusts. Cash uses will include: 1) credit enhancement deposits, 2) operating expenses, 3) interest expense, and 4) income taxes. After an expected net use of cash during the March 2003 quarter as the business is scaled back, AmeriCredit plans to be a net cash generator, with cash flow accelerating in calendar year 2004.

"We are committed to improving our liquidity position and providing for the long-term viability of AmeriCredit," said Chief Executive Officer Michael Barrington. "We will do what it takes to adapt even if distributions from many of our securitization trusts are substantially delayed into calendar year 2004."

Workforce reduction
-------------------

AmeriCredit's workforce reduction will eliminate approximately 1,000 of its nearly 5,000 jobs and result in the closing/consolidation of approximately 140 of its 232 branch offices. The reduction will occur by the end of February and affect employees at all levels of the Company.

The job eliminations will be concentrated in the origination/branch platform, as well as in areas that support that function. These layoffs will not impact the servicing operation, including the Company's five collection centers that will continue to focus on collecting AmeriCredit's existing $16 billion portfolio. All displaced employees will receive severance benefits based on their length of service, as well as outplacement assistance.

"As we have previously communicated, we are committed to aligning our loan volume and operating expenses with available capital resources," Barrington said. "Unfortunately, to do this we must eliminate a significant number of jobs and branches from the tremendous team we have developed over the last 10 years. These were very painful decisions, but necessary to provide for the Company's long-term viability."

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Regulation FD
-------------

AmeriCredit provides information to investors on its Web site at www.americredit.com including press releases, conference calls, SEC filings and other financial data.

Pursuant to Regulation FD, the Company provides its expectations regarding future business trends to the public via a press release or 8-K filing. The following earnings guidance incorporates the most likely results based on the Company's current expectations.

     Net income and EPS forecasts:
     -----------------------------
     ($ millions, except per share)             12 months             12 months
                                           Ending 6/30/03       Ending 12/31/03
                                           ------------------------------------
     Net income                                 $60 - $70           $100 - $125

     Earnings per share                     $0.43 - $0.50         $0.63 - $0.79


The Company is reporting revised earnings for the quarter ended December 31, 2002, in a separate news release today. The effect of this revision on the Company's net income and earnings per share forecasts for the 12 months ending June 30, 2003, is included above.

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AmeriCredit will host a conference call for analysts and investors at 8:30 A.M.
Eastern Standard Time on Thursday, February 13, 2003. For a live Internet broadcast of this conference call, please go to the Company's Web site to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

About AmeriCredit
-----------------

AmeriCredit Corp. is the largest independent middle-market auto finance company in North America. Using its branch network and strategic alliances with auto groups and banks the company purchases retail installment contracts entered into by auto dealers with consumers who are typically unable to obtain financing from traditional sources. AmeriCredit has more than one million customers throughout the United States and Canada and more than $16 billion in managed auto receivables. The company was founded in 1992 and is headquartered in Fort Worth, Texas. For more information, visit www.americredit.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that involve risks and uncertainties detailed from time to time in the Company's filings and reports with the Securities and Exchange Commission including the Company's annual report on Form 10-K for the period ended June 30, 2002. Such risks include -- but are not limited to -- deteriorating economic environment, adverse portfolio performance, reliance on capital markets, fluctuating interest rates, increased competition, regulatory changes and tightening labor markets. These forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to Company management. Actual events or results may differ materially.

Contact:

Investor Relations                                            Media Relations
------------------                                            ---------------
Kim Pulliam                   Jason Landkamer                 John Hoffmann
(817) 302-7009                (817) 302-7811                  (817) 302-7627


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